SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Information to Be Included in Statements
         Filed Pursuant to Rules 13d-1 (b) (c) , and (d) and amendments thereto filed pursuant to Rule 13d-2(b)
                   (Amendment No. )*

                  Electric Lightwave, Inc.

          __________________________________________
                      NAME OF ISSUER:

                    Class A Common Stock
          _______________________________________
               TITLE OF CLASS OF SECURITIES

                        284895109
          _______________________________________
                       CUSIP NUMBER

                       July 7, 1998

     _______________________________________________
     Date of Event Which Requires Filing this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( ) Rule 13d-1 (b)
(X) Rule 13d-1 (c)
( ) Rule 13d-1 (d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))
                     Page 1 of 7 Pages

CUSIP No. 284895109                  Page 2 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust Corporation; its wholly-owned subsidiary Bankers Trust Company; its indirect wholly-owned subsidiary BT Alex.
     Brown Incorporated; and its wholly-owned subsidiary BT Holdings (New York), Inc.
     13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust Corporation, Bankers Trust Company and BT Holdings (New York), Inc. are New York Corporations.
BT Alex. Brown is a Delaware Corporation.


 NUMBER OF     5. SOLE VOTING POWER
  SHARES       Bankers Trust Company            600 shares
               BT Alex. Brown Incorporated   30,000 shares
               BT Holdings (New York), Inc. 529,200 shares
                                            559,800

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY      Bankers Trust Company              0 shares
               BT Alex. Brown Incorporated        0 shares
               BT Holdings (New York), Inc.       0 shares
                                                  0

 EACH         7. SOLE DISPOSITIVE POWER
REPORTING      Bankers Trust Company              0 shares
               BT Alex. Brown Incorporated   30,000 shares
               BT Holdings (New York), Inc. 529,200 shares
                                            559,200
PERSON        8. SHARED DISPOSITIVE POWER
  WITH         Bankers Trust Company              0 shares
               BT Alex. Brown Incorporated        0 shares
               BT Holdings (New York),Inc.        0 shares
                                                  0






CUSIP No. 284895109                    Page 3 of 7 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Bankers Trust Company           600 shares
               BT Alex. Brown Incorporated  30,000 shares
               BT Holdings (New York),Inc. 529,200 shares
                                           559,800


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES  CERTAIN SHARES *

                    [ ]


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company       0.01%
               BT Alex. Brown Incorporated 0.35%
               BT Holdings (New York),Inc. 6.21%
                                           6.57%

12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK
     BT Alex. Brown Incorporated - BD
     BT Holdings (New York),Inc. - CO


Item 1(a)    NAME OF ISSUER:

               Electric Lightwave, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               8100 N E Parkway Drive
               Suite 150
               Vancouver, Washington 98662


Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust Corporation; its wholly-owned subsidiary Bankers Trust Company; its indirect wholly-owned subsidiary BT
             Alex. Brown Incorporated; and its
             wholly-owned subsidiary BT Holdings
             (New York), Inc.



CUSIP No. 284895109                     Page 4 of 7 Pages


Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006


Item 2(c)    CITIZENSHIP:

               Bankers Trust Corporation, Bankers
               Trust Company, and BT Holdings (New
               York), Inc. are New York Corporations.
               BT Alex. Brown is a Delaware Corporation.


Item 2(d)    TITLE OF CLASS OF SECURITIES:

               Class A Common Stock Par $0.01

Item 2(e)    CUSIP NUMBER:

             284895109


Item 3       IF THIS STATEMENT IS FILED PURSUANT
             TO RULE 13d-1(c), CHECK THIS BOX. [X]


Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

               Bankers Trust Company           600 shares
               BT Alex. Brown Incorporated  30,000 shares
               BT Holdings (New York),Inc. 529,200 shares
                                           559,800

CUSIP No. 284895109                    Page 5 of 7 Pages


     (b)  PERCENT OF CLASS:

               Bankers Trust Company         0.01%
               BT Alex. Brown Incorporated   0.35%
               BT Holdings (New York),Inc.   6.21%
                                             6.57%

    (c)  Number of shares as to which the following have:


     (i)  sole power to vote or to direct the
            vote -
               Bankers Trust Company            600 shares
               BT Alex. Brown Incorporated   30,000 shares
               BT Holdings (New York), Inc. 529,200 shares
                                            559,800

     (ii)  shared power to vote or to direct the vote -
               Bankers Trust Company              0 shares
               BT Alex. Brown Incorporated        0 shares
               BT Holdings (New York), Inc.       0 shares
                                                  0

     (iii) sole power to dispose or to direct the disposition of -
               Bankers Trust Company              0 shares
               BT Alex. Brown Incorporated   30,000 shares
               BT Holdings (New York), Inc. 529,200 shares
                                            559,200


     (iv)  shared power to dispose or to direct the
           disposition of -
               Bankers Trust Company              0 shares
               BT Alex. Brown Incorporated        0 shares
               BT Holdings (New York),Inc.        0 shares
                                                  0

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable







CUSIP No. 284895109                    Page 6 of 7 Pages

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

               Not Applicable


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above and Exhibit to Item 7.


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:

             Not Applicable


Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 284895109                    Page 7 of 7 Pages

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of July 15, 1998

Signature:  Bankers Trust Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  BT Alex. Brown Incorporated


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.



Signature:  BT Holdings (New York), Inc.


By:   /s/        Gordon S. Calder, Jr.
Name:            Gordon S. Calder, Jr.

Title:           Secretary





                 EXHIBIT TO ITEM 7


The chain of ownership from Bankers Trust
Corporation to Bankers Trust Company is shown below:


             Bankers Trust Corporation
                         |
                         |
                       100%
                         |
                         |
               Bankers Trust Company

                 EXHIBIT TO ITEM 7

 The chain of ownership from Bankers Trust
Corporation to BT Alex. Brown Incorporated is shown below:

             Bankers Trust Corporation
                         |
                         |
                        100%
                         |
                         |
       BT Alex. Brown Holdings Incorporated
                         |
                         |
                        100%
                         |
                         |
           BT Alex. Brown Incorporated




                 EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust
Corporation to BT Holdings (New York), Inc. is shown below:


             Bankers Trust Corporation
                         |
                         |
                        100%
                         |
                         |
          BT Holdings (New York), Inc.